Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is an excerpted transcript from Sprint’s Town Hall 2Q19 Video Replay:

Michel Combes:

We have had some great news last months. The FCC voted to approve our merger with T-Mobile, as you all know. And just yesterday, as if they knew that our Town Hall today, they issued their final order. So which is really a great milestone and a great achievement. Not new news, but always when it comes that is great. We are still working hard to settle the lawsuit filed by the general attorneys from 15 states plus the District of Columbia who are opposing the merger, as you know. And if we cannot settle, the trial is scheduled to start December 9. All of our depositions for this trial are now complete and we are working very hard with Marcelo, who is really leading the charge in that space and the T-Mobile team in order on one side to prepare the trial and on the other side still to figure out whether we could settle this case before the trial. The good news is that we are making some progress as you have seen. Florida joined the DOJ in supporting the merger, so which is a big state. That was a big move that was expected, but that is great now to have Florida on our side. Mississippi, which recently jumped out of the lawsuit, so which is good. They were against and they have just decided to drop out. And Colorado is probably our favorite because not only they dropped, but they joined us so they decided to drop from the case and to join us in order to support our case to join DOJ consent decree. So of course as you can expect, we continue to fight every single day and every single minute in order to figure out whether we can convince some other states to join us. We have, as you all know, a very strong case and that helps us to educate the opposition on the merits of the transaction. So do I hope that some other states will join? The answer is yes. Do I know whether they will join the answer is no. So meaning that it is really an everyday fight. We have a few weeks before the trial in order to try to settle but you can still settle during the trial and you can even settle after the trial, so which means that we are going to continue in parallel the settlement work on side and the trial preparation and the trial on the other side. Do I still remain confident that we will win and that our case will prevail? The answer is yes. I have never been as convinced by our case but, of course, I’m not the only one to be convinced. We have to make sure the ones which are going to judge our case are going to be convinced as well and so that is what we are doing.

Michel Combes:

So there was a question on I thought the merger was approved in mid-October, so why was it just official yesterday for the FCC?

Jorge Gracia:

That’s the FCC question. Three commissioners of the five voted in favor of the merger in October. So although it was technically approved, the official FCC order stating that the merger is in the public interest, which is the standard they have to meet to support the merger, was issued yesterday or the day before.

Michel Combes:

There is another question which is related, let’s say, to the process which is please describe the process of the antitrust trial and how long you anticipate the trial taking in case there is a trial.

Jorge Gracia:

Right. So, first off, you know, there are two proceedings going on. One is more of a procedural matter to satisfy antitrust concerns. That’s in the District of Columbia and that is moving apace, we’re not focusing on that. I think the question pertains to the State AG trial, which is scheduled to start December 9th in the

Southern District of New York. The trial is currently scheduled for two weeks with a one week buffer after that, which brings us to our around December 23rd. The judge has discretion to change the start date of the trial, the timing of the trial and how it proceeds. So this is a bit of a guess at this stage. What will happen starting December 9 is that the states will give an opening statement. They will put on, so will the defendants in this case Sprint T-Mobile, DT and SoftBank, various witnesses including potentially Michel and other members of the Senior Leadership Team, Marcelo is likely to be called as well as members of the senior leadership teams from the various other parties. Then experts will be put on and these are principally economist who are going to testify on one side or the other regarding the, you know, the economic benefits of the merger, Sprint’s prospects as a standalone entity and whether the merged entity will have an economic incentive to meet the commitments it has made principally around lowering prices for consumers. After that there will be a post trial briefing period that we expect will end sometime in the middle of January. Thereafter, depending on the judge’s calendar, we expect based on the history and deciding cases to have a decision by sometime in February. You know, if we prevail, depending on whether the judge issues a stay, meaning something akin to an injunction, which would prevent us from closing we would proceed to closing as quickly as possible. If God forbid we do not prevail in the litigation there will be a discussion among the parties about next steps.

Michel Combes:

We have wireline, we have customers which have to take decisions on whether they are going to shift their business from a wireline perspective to us or AT&T or Verizon. It’s fair to say that when they take this decision, and it’s a decision which is going to impact the next coming years for them. It’s not something that they can do on a month and then decide, let’s say, to shift it back the months after. That’s a decision, which will impact the next 3-5 years from then. And it’s fair to say that they don’t know exactly who they are really entering in contract with because they know that Sprint is extremely keen and active in that space. T-Mo a little bit less. T-Mo has said that they will be, but nevertheless there’s a kind of unknown.

Jorge:

Thanks. Question is, how often can we expect updates during the merger trial? I think you will get real-time updates because the press will be we expect… [Laughing]

Very keenly interested in the daily progress and the testimony, rulings the judge might make on evidentiary matters. I think the parties, including Sprint, have to be careful about what we say. We want to avoid, you know, antagonizing the judge or saying something that’s inappropriate with respect to our perception of how the trial is preceding.

Deeanne King:

The only other thing I would add is, from a communication perspective we’re working really closely with the T-Mobile corpcom function as well and so you can expect regular updates either, you know, whether it’s weekly or if there’s something material. But also talk to your leaders because we will be making sure we arm our leaders with information that they should be and can be sharing with all of you. So, you will be, as Jorge said, I think have access to a lot of information there. Any questions in here? We going to keep going down the list. Oh, you’ve got one. Alright,.

Nick:

Hey, guys. I’m Nick. I’m a B-to-B rep in the South Jersey market. Is there anything you can share with us about T-Mobile’s sales culture compared to ours? Is there any glaring similarities, any glaring differences between them and us?

Speaker:

Talk about the sales force?

Speaker:

Sales culture.

Speaker:

Yeah, well, I think we are well ahead of them, right. They try to catch up and the longer the merger drags out maybe they have a chance, but I don’t really believe so. So no, look they are very strong in business and retail so they sell a lot more than we do. We are catching up, but they are much better there. On the other side, we are much better in the enterprise field. We have a much stronger sales force in the SMB, in the large SMB field. We have a much better understanding what of our customer needs because the portfolio that we offer to our customers is much broader. So, I think we are in a superior position here and we are prepared for the merger.

Dow Draper:

I would say, I would add to that on the retail side one of the things they’ve said is that they respect how hard our folks work and think that we will actually bring another level of, you know, effort and intensity to their group. So, excited about that.

Andrew:

And another question, which is interesting because it suggests a slight confusion about the status already. So if the judge in the merger says no, do we get prepaid back?

Speaker:

We don’t because it never left.

Andrew:

That’s my point, we’ve still got it, right. It hadn’t left us yet. And actually just to be clear, you know, our Q2 results that we just announced, you know, included within that, you know, the prepaid results, which actually are, in isolation, quite strong year on year, right. I mean, prepaid is growing. So prepaid never leaves if the merger doesn’t get approved. So John, there’s a couple more network questions there. You’re a popular guy today

John Saw:

We are also looking at expanding to other markets. A lot of it comes to where we are with the merger in a couple of weeks. Obviously we believe that, you know, if the merger is approved we’re going to be much better off building an even bigger footprint nationwide together with T-Mobile. And, you know, T-Mobile and us have very complementary assets. We are building what we have on 2.5, they are building on 600. It makes a lot of sense for us to actually combine the two. So if the merger gets approved we will obviously build it together with T-Mobile. If not, we’ll continue to invest in 2.5 and expand in bigger footprints. Okay?

Speaker:

We are signing every day new IoT customers and that’s all despite the fact that we have a big pushback through the merger overhang. So I couldn’t be more proud of what the teams have done. And please continue on that journey that will be the best preparation for either merger or no merger.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.